

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Christopher Seveney
President, CEO and CFO
CWS Investments Inc
5242 Port Royal Rd #1785
North Springfield, VA 22151

> **Re: CWS Investments Inc**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed June 16, 2022**
> **File No. 024-11857**

Dear Mr. Seveney:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

Amendment to Form 1-A filed June 16, 2022

The Company may not be successful in availing ourselves of the Investment Company Act exclusions...., page 10

1. Please refer to your response to prior comment number 2 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the 1940 Act. In the paragraph describing the Company's intended operations under 3(c)(5)(C), please delete the reference to "securities issued by other real estate funds" in the new parenthetical.

Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brian Gallagher